SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period November 23, 2005 to December 1, 2005
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
          [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing the completion of 50 Million Pounds Sterling Private Placement of 10-Year Term Notes.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
December 1, 2005	By:	/s/ Christopher G. Webster
		Name:	Christopher G. Webster
		Title:	Chief Financial Officer

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.A / PGF.B) – TSX;
(PGH) – NYSE
PENGROWTH CORPORATION COMPLETES 50 MILLION POUNDS STERLING PRIVATE
PLACEMENT OF 10-YEAR TERM NOTES
(Calgary, December 1, 2005) /CCNMatthews/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, is pleased to announce today that it has completed a private placement issuance of £50 million Senior Unsecured Term Notes maturing December 1, 2015. The notes were purchased by institutional investors in the United Kingdom (“U.K.”).
Pengrowth has entered into a series of swap transactions with two major international financial institutions related to the private placement. Under the terms of the swap transactions, Pengrowth has fixed the aggregate gross proceeds from the issue of these Notes for a principal value of approximately Cdn $100 million. Pengrowth has also fixed the foreign exchange rate applicable to both interest payments for the full term of the Notes and principal repayment at maturity of the Notes, eliminating any foreign exchange risk associated with the pounds sterling denominated Notes. The effective annual rate of interest on the Notes following the swap to Canadian dollars is 5.49 percent. Proceeds from the private placement have been used to replace a portion of Pengrowth’s revolving credit facility. The private placement continues Pengrowth’s strategy of issuing long-term debt notes from time to time such that the maturity of Pengrowth’s loan obligations is staggered over time.
“We are very pleased to establish new relationships with quality lenders in the U.K. and to further diversify our capital sources. The offering will provide Pengrowth with longer term relatively low cost financing and extend the maturity profile of Pengrowth’s outstanding debt. We are pleased to have been able to close this financing on favourable terms for our unitholders. Maintaining a relatively low cost of capital is one of Pengrowth’s goals, enabling Pengrowth to continue to grow and add value for our unitholders.” says James S. Kinnear, Pengrowth’s Chairman, President and Chief Executive Officer.
HSBC Securities (Canada) Inc., and affiliates, acted as the Sole Arranger and Private Placement Agent for the private placement.

PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191